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RECEIVED
2004 MAY 13 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Citigate Dewe Rogerson

04030060

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	10 May 2004
No. of pages including this one	13

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Catriona Cockburn
Citigate Dewe Rogerson

Jw 5/17

ERSTE BANK

INVESTOR INFORMATION

Vienna, 10 May 2004

Erste Bank starts 2004 with a very good quarter

"We are very pleased with our earnings in the first quarter of 2004 for a number of reasons," commented Andreas Treichl, Chief Executive Officer, on the results of Erste Bank der oesterreichischen Sparkassen AG. "First, we are reporting the best quarterly result in the history of Erste Bank. Second, there was strong growth in interest income as well as fee and commission income - key revenue streams for us as a retail bank. Finally, in the Austrian business we are seeing further improvement both on the cost and income side, which underlines the effectiveness of the measures launched in the second half of 2003." Continuing, Treichl stated: "We expect the EU enlargement that is now a reality to boost our performance for the full year 2004 and beyond, and believe it will also further strengthen our position as the leading retail bank in Central Europe."

Note: This quarter saw the first-time application of IFRS 3 (Business Combinations) together with IAS 36 and IAS 38. The effect of this change, together with details of other one-off effects are discussed in more detail on the following page. These items combined have no material impact on the Group net profit figure reported for this quarter.

Highlights

- **Consolidated total assets** up by 5.8% from EUR 128.6 billion at 31.12.03 to EUR 136.1 billion.
- **Net interest income** increased by 6.4% on Q1 2003 from EUR 617.6 million to EUR 656.9 million.
- **Net commission income** increased significantly by 22.9% from EUR 228.9 million to EUR 281.4 million.
- **General administrative expenses** rose 6.1% from EUR 605.1 million to EUR 642.3 million.
- **Operating result** improved by 19.3% from EUR 305.9 million to EUR 364.8 million.
- **Net profit after minority interests** grew 37.5%, rising from EUR 75.8 million to EUR 104.2 million.
- The **cost-income ratio** further improved, from 64.2% for full year 2003 to 63.8%.
- **Return on equity** was at 14.6% following 13.7%[1] in the full year 2003
- The **Tier 1 ratio** under the Austrian Banking Act rose slightly to 6.6% from 6.3% at 31.12.03

[1] As reported in 2003 (includes goodwill amortisation)

I. Results in brief[2]:

Remarking on Erste Bank's results, Chief Financial Officer Reinhard Ortner said: "This result demonstrates that the economic climate in Central Europe has improved greatly. Likewise, our sales of products that are innovative for the region – for example, home building and improvement loans or account packages – show that we are on the right track as a retail bank with almost 12 million customers. Evidence of this is also seen in the strong rise of 10.5% in **operating income** to EUR 1 billion".

General administrative expenses rose by 6.1% to EUR 642.3 million. This increase represents both the inclusion of Postabank and a rise in costs (compared to an atypically low first quarter of 2003) at Slovenská sporitelna. For the year as a whole, however, the trend is expected to ease significantly.

Risk provisions for loans and advances were EUR 108.2 million, up 11.3% against the first quarter of 2003. This figure reflects both the first-time consolidation of Postabank, but also the fact that the Savings Banks within the cross-guarantee system have made increased provisions compared to Q1 2003.

One-off effects in the first quarter 2004 results

Erste Bank has voluntarily adopted IFRS 3 (Business Combinations), which together with IAS 36 and IAS 38, stipulates new rules for the impairment of goodwill, earlier than is required. (IFRS 3 will be mandatory from 1 January 2005.) This financial reporting standard issued in March 2004 will therefore be applied as of 1 January 2004 to impairment of goodwill. As a result, impairment in the amount of EUR 80 million was charged to income in Q1 2004. In line with this change, as of 1 January 2004 the linear amortisation of goodwill has been eliminated. (Amortisation of EUR 25 million had been budgeted for the first quarter.)

Furthermore, pre-tax profit includes EUR 88 million of exceptional income from the sale of the Czech property insurance operation. This, after tax and minority interests have been taken into account largely compensates for the goodwill impairment.

In addition, the reform of the Austrian tax legislation including the reduction of the corporate tax rate from 34% to 25%, requires the revaluation of deferred tax assets (from previous losses carried forward). This resulted in a one-off tax expense of EUR 20 million.

Including the effect on minorities of the sale of the Czech property insurance operation and the tax effects of all measures described above, this results in a net profit after minorities for the first quarter 2004 which is essentially free from non-recurring items and which amounts to EUR 104.2 million (+37.5%).

[2] When reviewing the rates of change in the income statement, it should be taken into account that Postabank, which was acquired in 2003, is now for the first time included in the consolidated income statement (its balance sheet was already consolidated in the 2003 annual financial statements).

II. Results in detail

Earnings Developments

in EUR M	Jan-Mar 2004	Jan-Mar 2003	%-Chg.
Net interest income	656.9	617.6	6.4
- Risk provisions for loans and advances	-108.2	-97.2	11.3
Net commission income	281.4	228.9	22.9
Net trading result	62.4	60.1	3.8
General administrative expenses	-642.3	-605.1	6.1
Income from insurance business	6.4	4.4	45.5
Other operating result	20.8	-22.6	> 100,0
Pre-tax profit	**277.4**	**186.1**	**49.1**
Profit for the period	**188.0**	**131.7**	**42.7**
Net profit after minority interests	**104.2**	**75.8**	**37.5**
Cost Income Ratio	63.8%	66.4%	

Net interest income in the first quarter of 2004 rose by 6.4% compared to Q1 2003, to EUR 656.9 million. This was attributable both to the inclusion of Postabank in the accounts and to increases at Erste Bank AG and most large subsidiaries (The only exception, Slovenská sporitelna, saw a decrease due to the non-recurrence of income reported in 2003 from the at-equity valuation of the Slovak building society).

The net interest margin (based on average interest-bearing assets[3]) was 2.25% in the first quarter of 2004, down slightly from the level of 2.30% recorded for the full year 2003. The main reasons for this development were the above-mentioned one-off effect from the Slovak building society in 2003 and the funding costs for the acquisition of Postabank, incurred since the beginning of 2004.

While the Central European subsidiaries achieved interest margins of between 3.7% and over 4.5%, the net interest margin in Austria remained relatively low at approximately 1.8%.

Net commission income registered a significant rise of 22.9% to EUR 281.4 million. Even excluding the one-time effect of consolidating Postabank, the increase was an impressive 21.2%. This income stream saw growth in almost all business areas. The biggest gains occurred in the securities and insurance business, which expanded strongly both in Austria and Central Europe.

Net trading result, at EUR 62.4 million, was maintained above the very good result of Q1 2003 (EUR 60.1 million), thanks particularly to foreign exchange operations.

Income from insurance business, which represents all earnings of the consolidated insurance companies, increased from EUR 4.4 million to EUR 6.4 million. One of the helpful influences was the improved performance of financial markets during the quarter.

General administrative expenses rose 6.1% overall to EUR 642.3 million; the increase excluding the newly consolidated Postabank was just 2.7%.

Specifically, **personnel expenses** rose by 4.9% (or an adjusted 2.5% excluding the effect of Postabank) and **other administrative expenses** were up 12.5% (adjusted: 6.8%). As in the preceding quarters, the rise in **general administrative expenses** is explained chiefly by the expansion of business activities at the Central European subsidiaries and the adjustment of

[3] Interest-bearing assets are defined as total assets less cash and balances with central banks, trading assets, tangible assets, intangibles and other assets

salaries to market levels as a prerequisite for quality improvement. **Depreciation and amortisation of fixed assets** fell 2.3% (adjusted: down 5.2%) amid a more restrictive approach particularly with regard to IT investment.

The Erste Bank Group's **head count** (in terms of full-time equivalents, or FTE) was down 1.8%. As of 31 March 2004 the Group had 36,966 employees on an FTE basis.

Split of general administrative expenses

Erste Bank-Group	**Q1 2004 EUR m**	**Q1 2003 EUR m**	**% Change**	**Excl. Postabank**	**% Change**
Personnel expenses	358.7	342.0	4.9	350.4	2.5
Other administrative expenses	201.1	178.7	12.5	190.9	6.8
Subtotal	**559.8**	**520.7**	**7.5**	**541.3**	**4.0**
Depreciation	82.5	84.4	(2.3)	80.0	(5.2)
Total general administrative expenses	**642.3**	**605.1**	**6.1**	**621.3**	**2.7**

Austria (including Corporate Centre and International business)	**Q1 2004 EUR m**	**Q1 2003 EUR m**	**% Change**
Personnel expenses	266.2	266.4	(0.1)
Other administrative expenses	115.8	108.8	6.4
Subtotal	**382.0**	**375.2**	**1.8**
Depreciation	48.3	49.2	(1.8)
Total general administrative expenses	**430.3**	**424.4**	**1.4**

Central Europe	**Q1 2004 EUR m**	**Q1 2003 EUR m**	**% Change**	**Excl. Postabank**	**% Change**
Personnel expenses	92.5	75.6	22.4	84.2	11.4
Other administrative expenses	85.3	69.9	22.0	75.1	7.4
Subtotal	**177.8**	**145.5**	**22.2**	**159.3**	**9.5**
Depreciation	34.2	35.2	(2.8)	31.7	(9.9)
Total general administrative expenses	**212.0**	**180.7**	**17.3**	**191.0**	**5.7**

Total operating income (net interest income, net commission income, net trading result and income from insurance business) grew 10.5% in the first quarter of 2004, to EUR 1,007.1 million. Excluding Postabank, the figure would have been EUR 972.7 million, an increase of 6.8%. As a consequence, the operating result improved by 19.3% to EUR 364.8 million (ex Postabank: up 14.9% to EUR 351.4 million).

The cost-income ratio (general administrative expenses as a percentage of operating income) was again successfully lowered. In the first quarter of 2004 this figure was 63.8%, compared to 66.4% in the first quarter of 2003 and 64.2% for the full year 2003. "This is eloquent proof that, even with a strategy of expansion, we are able to control our cost structure", said Andreas Treichl.

The other operating result includes some one-off effects. In addition to those components already named above, significantly higher contributions had to be made towards the local deposit insurance following changes in the legal framework in the Czech Republic.

The positive trend compared to last year in the remaining elements of other operating result was driven mostly by the revaluation of available-for-sale securities.

Risk provisions for loans and advances, at EUR 108.2 million, were up 11.3% on Q1 2003. The increase resulted in part from the addition of Postabank, but also from the fact that the Savings Banks within the cross-guarantee system have made increased provisions compared to Q1 2003.

Pre-tax profit in the first quarter of 2004 was up by a particularly strong 49.1% compared to the first quarter 2003, to EUR 277.4 million.

Taxes on income include the previously cited EUR 20 million write-down of tax assets for the effect – negative in 2004 – of the reduction in the Austrian corporate income tax rate from 34% to 25%. The effective tax rate in the first quarter therefore increased to 32.2%. It currently appears likely that the resulting effective tax rate for the full year will be 27-28%.

These developments led to a net profit after minority interests of EUR 104.2 million, an increase of 37.5% on one year earlier. After deducting minority interests, on balance, the one-off occurrences explained under other operating result and taxes did not give rise to any significant exceptional effects on net earnings for the first quarter of 2004. Net profit after minority interests can thus be regarded as being largely free of non-recurring influences.

Return on equity, which had already shown continuing improvement in the past quarters, progressed further in the first quarter 2004 to 14.6% (full year 2003: 13.7%4).

The application of IFRS 3 will increase net profit by EUR 75m in the remaining three quarters of 2004. (The positive effect in Q1 2004 is largely offset by provisions.) Therefore EB Group net profit after tax and minorities of at least 500m is within reach for 2004.

III. Outlook for 2005

The existing target of EUR 500 million for net profit after minority interests in 2005 is being adapted to reflect the application of IFRS 3, IAS 36 and 38 and the associated elimination of goodwill amortisation. The target for net profit after minority interests (before goodwill write-downs) is now above EUR 600 million for 2005. Likewise, the return on equity target has now increased to at least 18%. The targeted cost-income ratio of no more than 62% for 2005 remains unchanged.

[4] As reported in 2003 (includes goodwill amortisation)

IV. Balance sheet

in EUR m	31/03/2004	31/12/2003	%-Chg.
Due from financial institutions	18,514	13,140	40.9
Due from clients	69,045	67,766	1.9
- Risk provisioning in lending business	-2,847	-2,772	2.7
Security holdings and other financial assets	40,521	39,092	3.7
Other assets	10,858	11,349	-4.3
Total Assets	**136,091**	**128,575**	**5.8**
Owed to financial institutions	28,842	25,704	12.2
Owed to clients	67,361	64,839	3.9
Securitized liabilities and subordinated capital	21,109	20,481	3.1
Equity capital	2,919	2,791	4.6
Other liabilities	15,860	14,760	7.5
Total liabilities	**136,091**	**128,575**	**5.8**

Compared to 31 December 2003, the consolidated **total assets** of the Erste Bank Group increased by 5.8% from EUR 128.6 billion to EUR 136.1 billion.

As the balance sheet of Postabank (acquired in December 2003) was already included in Erste Bank's 2003 year-end financial statements, this purchase causes no distortion in the rates of change since the end of 2003.

Loans and advances to customers increased only moderately by 1.9% to EUR 69.0 billion. The gain came exclusively from the subsidiaries in Central Europe.

On balance, total **risk provisions** rose slightly from the end of the year, as additions were partly offset by write-backs and use of provisions.

In the first quarter of 2004, **securities and other financial investments** (consisting of trading assets, investments available for sale and financial investments) expanded at a lower than average rate of 3.7% to EUR 40.5 billion. While fixed-income securities in the trading portfolio saw a decline of 5.5%, fixed-income issues classified as available-for-sale rose more rapidly than securities and other financial investments in general. In financial investments, the increases occurred particularly in the investment portfolios of the consolidated insurance firms.

By far the largest increases, both on the assets and liabilities side, were registered in **interbank** business.

In liabilities, **customer deposits** increased by 3.9% from the end of 2003 to EUR 67.4 billion, although savings deposits edged 0.5% lower (to EUR 37.1 billion).

The total funding base from **own issues** (consisting of debts evidenced by certificates and subordinated capital) increased by more than 3.1% to EUR 21.1 billion.

Equity minority interests rose especially rapidly, by 9.2%. This resulted primarily from a EUR 275 million hybrid Tier 1 issue at the end of March 2004, but also incorporated a repayment of EUR 85 million from earlier issues.

The qualifying capital of the Erste Bank Group as defined under the Austrian Banking Act was approximately EUR 7.2 billion at 31 March 2004.

As the statutory minimum capital required at this date was about EUR 5.4 billion, the cover ratio was 134%.

The Tier 1 capital at the end of March stood at EUR 4.2 billion and the Tier 1 ratio reached 6.6% (end of 2003: 6.3%).

At 31 March 2004 the **solvency ratio** under the Austrian Banking Act was 10.9% (end of 2003: 10.7%) and thus remained well above the legally required minimum of 8.0%.

V. Segment reporting

One-off income adjustments in the results of the first quarter 2004:

With effect from 1.1.2004, Erste Bank has decided upon the voluntary adoption of IFRS 3 which was issued in the first quarter 2004. This, together with IAS 36 and IAS 38, introduces new rules for assessing goodwill impairment. IFRS 3 will be mandatory from 1 January 2005. Based on the required impairment tests, this resulted in a one-off impairment charge of EUR 80 million for goodwill in Austria and was accounted for in other operating result in the Corporate Centre segment. As a result of the early voluntary adoption of this new standard with effect from 1.1.2004, linear amortisation of goodwill is no longer required. This had a positive income impact of some EUR 25 million for the quarter. This change is reflected in each segment, which partly explains the improvement in segment results compared to the first quarter of the previous year.

In addition to this special adjustment the non-life insurance business in the Czech Republic was sold, resulting in an increase in pre-tax income of EUR 88 million. This was offset against the additional amortisation of goodwill in other operating result in the Corporate Centre segment.

Furthermore, as a result of the reform in Austrian tax law, which proposes a reduction in the corporate tax rate from 34% to 25%, it was necessary to revalue deferred tax assets recognized for tax losses carried forward. This resulted in a one-off write-down of EUR 20 million in the tax expense in the Corporate Centre segment.

Austria

Compared to the first quarter in 2003, there was a significant increase in the profit for this segment, up from EUR 28.2 million to EUR 65.7 million. The key drivers of this were the substantial increase in net commission income (up 23.8% to Euro 186.4 million) in the cross guarantee savings banks compared to a low first quarter 2003, as well as in Treasury. The increase in risk provisions is attributable to the cross guarantee savings banks. General administrative expenses declined slightly, by just under 1%, to Euro 410.7 million. The effective tax rate decreased from 35.2% to 26.6%. The cost-income ratio declined from 70% to 65.6%; return on equity improved significantly from 7.2% to 15.6%.

Savings Banks

In addition to a slight increase in net interest income of 3.6% to EUR 210.2 million, net commission income was the main contributor to this good result with an increase of 27.3% to EUR 85.1 million. General administrative expenses of EUR 205.7 million were at about the same level as the first quarter of the previous year. The rise in other operating result resulted from the mark-to market valuation of investments available for sale. As in other segments, there was a reduction in the effective tax rate from 37.4% to 28.6%.

Retail and Real Estate
There was a substantial improvement in the result of this segment, up from EUR 6.9 million to EUR 17.0 million. Although slightly favoured by the absence of EUR 3.1m goodwill amortisation, the improvement resulted mainly from both a reduction in general administrative expenses (down from EUR 167.3 million to EUR 161.8 million) and also an increase in both net commission income (up from EUR 66.8 million to EUR 70.7 million) and income from the insurance business (up from EUR 2.6 million to EUR 4.3 million). Net commission income in the own savings banks (inter alia, Salzburger Sparkasse and Tiroler Sparkasse) rose by 18%, primarily in the securities business. Looking at the branch contributions, a substantial increase of some 10% was achieved in commission business, again in securities, even when taking into account the branch transfers to regional savings banks. Risk provisions amounted to EUR 28.8 million and were at the same level as the first quarter of the previous year. The decrease in net interest income is primarily attributable to the reduction in net interest income of the building society as a result of the legal requirement to adjust interest rates. After the next adjustment in 2005 net interest income should recover to 2003 levels. In addition a slight market-driven decrease in the real estate business attributed to this development. The cost-income ratio fell from 83% to 79.3%; return on equity increased to 4.2%.

Large Corporates
The improvement in the result of this sub-segment is attributable both to a substantial (20%) increase (primarily in project finance) in net commission income to EUR 15 million and a 1.6% increase in net interest income to EUR 37.2 million. General administrative expenses, at EUR 19.5 million, were broadly in line with the first quarter of 2003.

Trading and Investment Banking
The improvement in the result from EUR 23.2 million to EUR 33.6 million was attributable to a substantial increase in net commission income – primarily in the sale of structured products – from EUR 4.5 million to EUR 15.5 million. There was a gratifying decrease in general administrative expenses of 5.2% to EUR 23.6 million. The net trading result decreased by 15% compared to the very good performance in the first quarter of 2003.

Central Europe

Ceská sporitelna
The increase in net profit from EUR 32.9 million to EUR 49 million (as mentioned above, the profit on the sale of the non-life insurance business was recorded in the Corporate Centre segment) is attributable to an increase in income items, especially net interest income (up 7.3% to EUR 121.5 million). This is significantly above the budgeted level as a result of an increase in customer deposits as well as higher margins on liabilities. There were also increases in net commission income (up 4.3% at EUR 61.9%) and the net trading result (up 22% to EUR 11.5 million). As no specific or general provisions were released during the first quarter 2004, there was an increase in risk provisions for the first quarter. Costs, however, have remained at the same level compared to the first quarter of 2003. Minority interests have decreased from EUR 5.4 million to EUR 2.0 million year on year. The cost-income ratio decreased to 59.8%

Slovenská sporitelna
Net interest income of the Slovakian subsidiary was affected by the already mentioned one-off income from its building society subsidiary. Adjusted for this amount of EUR 7 million, net interest income would have been 2.2% higher compared to the first quarter of the previous year. There were impressive increases of 45% in net commission income (to EUR 15 million) and of nearly 30% in the net trading result (to EUR 3 million), an improvement over the low level recorded in the first quarter of the previous year. Minority interests decreased from EUR 8 million in the first quarter 2003 to EUR 5.7 million. General administrative expenses increased particularly sharply, up by almost 10% compared to the exceptionally low level of the first quarter 2003, causing a deterioration in the cost-income ratio. However, it is not anticipated that general administrative expenses will increase for 2004 as a whole, as

the first quarter 2004 amount is below the average quarterly levels (EUR 49.5 million) of the previous year.

Erste Bank Hungary (EBH) incl. Postabank
A quarterly comparison is not realistic due to the first-time consolidation of the results of Postabank. Both entities showed a very positive trend in the first quarter. As the restructuring costs were accounted for in the previous year, the 2004 result will be better than expected. From a current standpoint, the EBH segment should make a positive contribution to the full year results.

Erste Bank Croatia
Net interest income rose by 18% to EUR 19.8 million due to an increase in lending and securities business. Net commission income increased by 37.8% to EUR 3.3 million, primarily in payment services. A quarterly comparison of risk provisions is not meaningful as they are based on adaptations required by the Croatian National Bank (inter alia, the implementation of a new rating system). The tax charge increased as all the tax losses of Rijecka banka that were carried forward have now been used. Minority interests have increased by EUR 1.5 million to EUR 4.6 million as a result of the sale of shares to the Austrian Steiermärkische Sparkasse.

International Business
Both net commission income (up 50.2% to EUR 5.7 million) and net interest income (up 13.3% to EUR 35.3 million) increased in the first quarter. A slight decrease in general administrative expenses also contributed to the improvement in the result from EUR 15.6 million to 22.1 million.

Corporate Centre
As already mentioned, the first quarter 2004 results include the additional effects arising from the sale of the non-life insurance business in the Czech Republic, the one-off impairment charge for goodwill in Austria and the write-down of tax assets following the change in the Austrian tax law. As a result of the effects described above, there was a significant decrease in net profit after minorities.

Please conntact:
Erste Bank, Investor Relations
1010 Wien, Graben 21, Telefax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Phone: 0043 (0)5 0100 ext. 17326, e-mail: thomas.schmee@erstebank.at

I. Balance sheet according to IFRS

in EUR m

Assets		31/03/04	31/12/03	+/- %
1.	Cash and balances with central banks	2,204	2,549	(13.5)
2.	Loans and advances to credit institutions	18,514	13,140	40.9
3.	Loans and advances to customers	69,045	67,766	1.9
4.	Risk provisions for loans and advances	(2,847)	(2,772)	2.7
5.	Trading assets	5,081	5,259	(3.4)
6.	Investments available for sale	8,208	7,379	11.2
7.	Financial investments	27,232	26,454	2.9
8.	Intangible assets	1,790	1,869	(4.2)
9.	Tangible assets	1,777	1,814	(2.0)
10.	Other assets	5,087	5,117	(0.6)
	Total assets	**136,091**	**128,575**	**5.8**

Liabilities and shareholders' equity		31/03/04	31/12/03	+/- %
1.	Amounts owed to credit institutions	28,842	25,704	12.2
2.	Amounts owed to customers	67,361	64,839	3.9
3.	Debts evidenced by certificates	17,733	16,944	4.7
4.	Provisions	6,622	6,366	4.0
5.	Other liabilities	6,093	5,515	10.5
6.	Subordinated capital	3,376	3,537	(4.6)
7.	Minority interests	3,145	2,879	9.2
8.	Shareholders' equity	2,919	2,791	4.6
	Total liabilities and shareholders' equity	**136,091**	**128,575**	**5.8**

II. Income Statement according to IFRS

	in EUR m	1.1.-31.03.04[5]	1.1.-31.03.03	+/- %
I.	**Net interest income**	**656.9**	**617.6**	**6.4**
	Risk provisions for loans and advances	(108.2)	(97.2)	11.3
	Net commission income	281.4	228.9	22.9
	Net trading result	62.4	60.1	3.8
	General administrative expenses	(642.3)	(605.1)	6.1
	Result from insurance business	6.4	4.4	45.5
	Other operating result	20.8	(22.6)	>100.0
	Extraordinary result	0.0	0.0	-
II.	**Pre-tax profit for the period**	**277.4**	**186.1**	**49.1**
	Taxes on income	(89.4)	(54.4)	64.3
III.	**Profit for the period**	**188.0**	**131.7**	**42.7**
	Minority interests	(83.8)	(55.9)	49.9
IV.	**Net profit after minority interests**	**104.2**	**75.8**	**37.5**

[5] *Postabank included since 1 January 2004*

III. Erste Bank Group Q1 2004 - Divisional Reporting (Overview)

Overview								
	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003
Net interest income	398.3	395.5	225.5	193.9	35.3	31.2	(2.2)	(3.0)
Risk provisions for loan and adv.	(90.4)	(86.4)	(9.8)	(1.2)	(8.1)	(10.0)	(0.0)	0.4
Net commission income	186.4	150.6	91.7	78.2	5.7	3.8	(2.3)	(3.6)
Net trading result	37.4	41.7	26.7	19.0	(0.0)	(0.1)	(1.7)	(0.7)
General administrative expenses	(410.7)	(413.4)	(212.0)	(180.7)	(7.8)	(8.8)	(11.6)	(2.2)
Income from insurance business	4.3	2.6	2.1	1.8	0.0	0.0	0.0	0.0
Other operating result	28.3	5.6	(6.5)	(17.4)	(3.0)	(0.6)	2.0	(10.3)
Pre-tax profit	**153.5**	**96.2**	**117.7**	**93.7**	**22.1**	**15.6**	**(15.9)**	**(19.3)**
Taxes on income	(40.8)	(33.8)	(27.3)	(24.8)	(3.8)	(4.7)	(17.6)	8.8
Minority interest	(47.0)	(34.2)	(12.4)	(14.8)	0.0	0.0	(24.5)	(6.9)
Net profit after minority interests[6]	**65.7**	**28.2**	**78.1**	**54.1**	**18.4**	**11.0**	**(58.0)**	**(17.4)**
Average risk-weighted assets	45,352.0	44,440.9	11,413.7	9,296.6	6,218.3	6,231.6	486.7	322.4
Average attributed equity	1,686.8	1,556.1	735.0	562.1	400.4	376.7	31.3	19.5
Cost/Income Ratio	**65.6%**	**70.0%**	**61.3%**	**61.7%**	**19.1%**	**25.1%**	**n.a.**	**n.a.**
ROE based on net profit[7]	**15.6%**	**7.2%**	**42.5%**	**38.6%**	**18.4%**	**11.6%**	**n.a.**	**n.a.**
Thereof funding costs	(18.1)	(16.8)	(15.6)	(11.1)	0.0	0.0	(6.5)	(6.7)
Thereof goodwill[8]	(4.5)	(4.5)	(18.4)	(13.3)	0.0	0.0	(2.1)	(2.0)

TOTAL		
	Erste Bank Group	
in EUR m	Q1 2004	Q1 2003
Net interest income	656.9	617.6
Risk provisions for loan and adv.	(108.2)	(97.2)
Net commission income	281.4	228.9
Net trading result	62.4	60.1
General administrative expenses	(642.3)	(605.1)
Income from insurance business	6.4	4.4
Other operating result	20.8	(22.6)
Pre-tax profit	**277.4**	**186.1**
Taxes on income	(89.4)	(54.4)
Minority interest	(83.8)	(55.9)
Net profit after minority interests[5]	**104.2**	**75.8**
Average risk-weighted assets	63,470.6	60,291.5
Average attributed equity	2,853.5	2,514.4
Cost/Income Ratio	**63.8%**	**66.4%**
ROE based on net profit[6]	**14.6%**	**12.1%**
Thereof funding costs	(40.2)	(34.6)
Thereof goodwill[7]	(25.0)	(19.8)

[6] 2003 net profit as reported (including goodwill amortisation)
[7] 2003 ROE as reported (including goodwill amortisation)
[8] Goodwill for Q1 2004 is provided for information only

IV. Erste Bank Group Q1 2004 - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Real Estate		Large Corporate Customers		Trading und Investment Banking	
in EUR m	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003
Net interest income	210.2	202.8	125.9	128.9	37.2	36.6	25.0	27.2
Risk provisions for loan and adv.	(48.6)	(45.0)	(28.8)	(28.5)	(13.0)	(12.6)	0.0	(0.3)
Net commission income	85.1	66.8	70.7	66.8	15.0	12.4	15.5	4.5
Net trading result	7.0	6.1	3.1	3.2	0.2	0.4	27.2	32.0
General administrative expenses	(205.7)	(202.0)	(161.8)	(167.3)	(19.5)	(19.2)	(23.6)	(24.9)
Income from insurance business	0.0	0.0	4.3	2.6	0.0	0.0	0.0	0.0
Other operating result	16.8	9.9	3.6	1.1	7.2	(0.2)	0.7	(5.1)
Pre-tax profit	**64.7**	**38.6**	**17.0**	**6.9**	**27.0**	**17.5**	**44.8**	**33.2**
Taxes on income	(18.5)	(14.4)	(4.2)	(2.8)	(6.8)	(6.5)	(11.2)	(10.2)
Minority interest	(40.6)	(29.7)	(4.3)	(1.1)	(2.1)	(3.6)	0.0	0.2
Net profit after minority interests[5]	**5.5**	**(5.4)**	**8.5**	**3.0**	**18.1**	**7.4**	**33.6**	**23.2**
Average risk-weighted assets	22,572.5	21,871.8	12,440.8	12,295.6	6,660.3	6,560.9	3,678.4	3,712.6
Average attributed equity	219.9	191.6	801.1	743.4	428.9	396.7	236.9	224.5
Cost/Income Ratio	**68.1%**	**73.2%**	**79.3%**	**83.0%**	**37.2%**	**38.8%**	**34.9%**	**39.2%**
ROE based on net profit[6]	**10.0%**	**n.a.**	**4.2%**	**1.6%**	**16.9%**	**7.4%**	**56.7%**	**41.3%**
Thereof funding costs	(4.1)	(3.4)	(9.6)	(8.7)	(3.7)	(4.0)	(0.7)	(0.7)
Thereof goodwill[7]	(1.5)	(1.3)	(3.0)	(3.1)	0.0	0.0	0.0	0.0

CENTRAL EUROPE								
	Ceska sporitelna		Slovenska sporitelna		Erste Bank Hungary		Erste Bank Croatia	
in EUR m	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003
Net interest income	121.5	113.3	45.5	51.4	38.7	12.4	19.8	16.8
Risk provisions for loan and adv.	(9.4)	2.4	0.1	(0.0)	(5.5)	(2.0)	5.0	(1.5)
Net commission income	61.9	59.3	15.0	10.4	11.5	6.2	3.3	2.4
Net trading result	11.5	9.5	3.0	2.4	7.7	3.1	4.5	4.1
General administrative expenses	(117.7)	(117.1)	(38.5)	(35.0)	(41.0)	(15.6)	(14.8)	(12.9)
Income from insurance business	2.1	1.8	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	1.8	(9.3)	(4.8)	(6.4)	(2.5)	(1.0)	(0.9)	(0.6)
Pre-tax profit	**71.7**	**59.8**	**20.4**	**22.7**	**8.9**	**3.1**	**16.8**	**8.2**
Taxes on income	(20.7)	(21.4)	(3.0)	(2.6)	(0.4)	(0.5)	(3.3)	(0.2)
Minority interest	(2.0)	(5.4)	(5.7)	(8.0)	(0.1)	0.1	(4.6)	(1.5)
Net profit after minority interests[5]	**49.0**	**32.9**	**11.7**	**12.1**	**8.5**	**2.6**	**8.9**	**6.5**
Average risk-weighted assets	6,315.3	6,154.0	1,665.9	1,102.0	1,841.6	752.4	1,590.8	1,288.2
Average attributed equity	406.7	372.1	107.3	66.6	118.6	45.5	102.4	77.9
Cost/Income Ratio	**59.8%**	**63.7%**	**60.5%**	**54.7%**	**70.8%**	**71.9%**	**53.8%**	**55.6%**
ROE based on net profit[6]	**48.2%**	**35.4%**	**43.7%**	**72.8%**	**28.5%**	**23.3%**	**34.7%**	**33.4%**
Thereof funding costs	(6.4)	(6.7)	(2.1)	(1.7)	(5.4)	(0.8)	(1.7)	(1.9)
Thereof goodwill[7]	(10.0)	(9.7)	(3.0)	(3.0)	(5.0)	0.0	(0.5)	(0.6)